UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 23, 2021, Mr. Zhihe Yang tendered his resignation as the Chief Financial Officer of AGM Group Holdings Inc. (the “Company”), effective September 23, 2021.  Mr. Yang’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

On September 24, 2021, the Board of Directors appointed Mr. Steven Yuan Ning Sim as the succeeding Chief Financial Officer of the Company, effective September 24, 2021, for a term of one year or until his earlier death, resignation or removal.

Mr. Steven Yuan Ning Sim, age 44, has over 15 years of audit and financial management experience. Mr. Sim has served as the Chief Financial Officer of Pintec Technology Holdings Limited (Nasdaq: PT), an independent financial solutions provider in China, since October 2016. Mr. Sim has also served as an independent director of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK), a provider of online education and technology services in China, since March 2021. Previously, Mr. Sim served as vice president of finance at Sohu.com Inc. from 2014 to 2016. From 2011 to 2014, he served as chief financial officer at Leyou Inc., a leading multi-channel baby and maternity platform in China. Mr. Sim served in various capacities at leading public accounting firms including Deloitte & Touche in Beijing, KPMG Europe LLP in London, and Ernst & Young and BDO Raffles in Singapore between 2001 and 2010. Mr. Sim obtained his bachelor’s degree in applied accounting from Oxford Brooks University in 2002 and his MBA degree from European Institute of Business Administration (INSEAD) in 2010. Mr. Sim is a member of the Association of Chartered Certified Accountants (ACCA).

In connection with his appointment as a Chief Financial Officer, Mr. Sim entered into an employment agreement with the Company, dated September 24, 2021, for a term of one year, with an annual salary of US$150,000. Mr. Sim will be eligible to receive bonus as determined by the Board of Directors. In addition, to the extent that the Company adopts and maintains a share incentive plan, Mr. Sim will be eligible to participate in such plan. Mr. Sim is also eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future. The foregoing description of the employment agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the employment agreement, which is filed as exhibit 10.1 to this report.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Sim was appointed as the Chief Financial Officer of the Company. There are no family relationships between Mr. Sim and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Sim has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

This Form 6-K, including the exhibit attached hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the Securities and Exchange Commission on March 5, 2020 (Registration file number 333-236897), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment agreement, between AGM Group Holdings, Inc. and Steven Yuan Ning Sim, dated September 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Co-Chief Executive Officer and Director

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